

March 27, 2023

Wenxian Fan
Chief Executive Officer
Pony Group Inc.
Engineer Experiment Building, A202
7 Gaoxin South Avenue, Nanshan District
Shenzhen, Guangdong Province
People's Republic of China

      Re: Pony Group, Inc.
          Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 3, 2022
          File No. 333-234358

Dear Wenxian Fan:

We have reviewed your February 2, 2023 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Our reference to the prior comment is to the comment in our January 19, 2023 letter.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2021

Regulatory Permissions and Developments, page 3

1. We note your response to comment 3, including your conclusions on pages 3, 24 and 29 that neither you nor your subsidiaries are required to obtain any permissions or approvals from the PRC and Hong Kong governments. Please further revise your disclosure to state whether you relied on an opinion of counsel in coming to these conclusions and, if so, name counsel. If you did not rely on an opinion of counsel with respect to your conclusions that you and your subsidiaries are not required to obtain any permissions or approvals to operate your business or offer securities, state that that is the case and explain why such an opinion was not obtained; further, discuss how you came to such conclusions, why that is the case, and the basis on which you made such determinations.

Please contact Rucha Pandit at (202) 551-6022 or Lilyanna Peyser at (202) 511-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Richard I. Anslow